UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                                    January 28,
2020
St. John Daugherty
Secretary
Verso Corporation
8540 Gander Creek Drive
Miamisburg, Ohio 45342

        Re:     Verso Corporation
                DEFA14A additional soliciting material made on Schedule 14A Filed on January 27, 2020 by Verso Corporation
                File No. 001-34056

Dear Ms. Daugherty,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.
Definitive Additional Soliciting Material filed under cover of Schedule 14A

1. The substantive content of the above-captioned DEFA14A purports to amend the Definitive
   Proxy Statement filed on December 27, 2019 using the EDGAR header tag
DEFC14A.
   While the referenced filing might have been accepted by EDGAR on that date, EDGAR indicates that the date the filing became publicly available was December 30, 2019, presumably because the submission was received after the U.S. Securities and Exchange
   Commission's official business hours. Please revise to correct this inconsistency, or advise.

2. The representation that the "Supplement to the Definitive Solicitation Statement" amends the definitive proxy statement may not have a legal basis in light of the established regulatory framework for a revised proxy statement to be filed. The proxy statement, as defined in Rule
   14a-1(g), has been codified at Rule 14a-101. That form bears an entry on the cover page that will enable the participants to make a revised disclosure identified as Amendment No. 1 to the Definitive Proxy Statement designated on EDGAR by the header tag DEFR14A. Please file the supplemental information contained in the DFAN14A together with any new, material information in an actual amendment to the definitive proxy statement and ensure that the proper box relating to "Definitive Proxy Statement" on the cover page of Schedule
   14A has been selected and the filing identified as "Amendment No. 1." See Rule 14a-9(a).
 St. John Daugherty
Verso Corporation
January 28, 2020
Page 2

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions

cc:    Alice Hsu, Esq.